FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.

(Name of registrant)

600 de Maisonneuve Boulevard West 33rd Floor Montréal, Québec Canada H3A 3J2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: March 24, 2016	By:	/s/ Lindsay Matthews
		Name:	Lindsay Matthews
		Title:	Vice-President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Annual Report for the 2015 fiscal year